Exhibit 12.1

Superior Well Services, Inc. and Subsidiaries
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED
CHARGES AND PREFERENCE SECURITIES DIVIDENDS (in thousands except ratios)

	2005	2006	2007	2008	2009

EARNINGS:
Income (loss) before provision for incomes taxes	$23,293	$52,714	$62,325	$66,174	$(126,906)
Less: Pre-tax preference dividends	—	—	—	(108)	(3,000)
Add: Fixed charges	566	282	282	3,017	16,762

Total earnings	$23,859	$52,996	$62,607	$69,083	$(113,144)

FIXED CHARGES:
Interest expense(1)	$566	$282	$282	$2,834	$13,762
Dividend requirements(2)	—	—	—	183	3,000

Total fixed charges	$566	$282	$282	$3,017	$16,762

Ratio of earnings to fixed charges*	42.2	187.9	222.0	22.9	(14.8)

(1)	Amortization of debt issuance costs is included in interest expense.

(2)	Preference security dividend requirements for purposes of computing fixed charges is defined as the amount of preference earnings that is required to pay dividends on outstanding preference securities. The dividend requirements are computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).

*	Our consolidated ratios of earnings to fixed charges plus preferred stock dividends for the years ended December 31, 2005, 2006 and 2007 is identical to our consolidated ratios of earnings to fixed charges as we did not have any outstanding preference securities dividends during the periods indicated.